SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period August 1, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 25, 2007 to August 1, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	August 1, 2007

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2007 – 23AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the six months ended 30 June 2007:

•	Public Announcement

•	Alumina Report

•	June 2007 Half-Yearly ASX Report

Stephen Foster
Company Secretary

1 August 2007

For release 1 August 2007

HIGHER INTERIM PROFIT AND DIVIDEND, UNDERPINNED BY

STRONG GLOBAL DEMAND AND HIGHER PRICES

Highlights:

•	Net profit after tax up 9% to $284 million

•	Underlying Earnings after tax down 10% to $271 million

•	Fully franked interim dividend – 12 cents per share

•	Return on Equity on Underlying Earnings—33% (2006: 37%)

•	$250 million share buy-back completed

Alumina Limited today announced Net Profit After Tax of $284.3 million for the first half of 2007, 9% higher than the first half of 2006, reflecting continuing strong global demand and higher prices for aluminium and alumina, but impacted by a stronger Australian dollar and higher operating costs.

Underlying Earnings after tax declined 10% to $271.0 million, which is calculated by deducting from Net Profit after Tax an amount of $13.3 million, representing the net total of non-cash charges in the half year for the revaluation of embedded derivatives and retirement benefit obligations, which do not reflect operations in the current half year.

Directors have declared an increased interim dividend of 12 cents per share, fully franked, payable 5 September 2007. This 20% increase over the interim dividend for 2006 is consistent with the Directors’ intention, subject to business conditions, to maintain annual dividends at least at 24 cents per share, fully franked.

During the period, Alumina conducted a successful $250 million off-market share buy-back, resulting in the repurchase and retirement of approximately 3.3% of issued capital.

Alumina Limited CEO, John Marlay, commented, “This result again reflects the quality of AWAC’s global business and builds on the substantial returns reported in 2006. However, cost pressures and a strong Australian dollar are likely to persist in the second half and impact earnings”.

“The fundamentals of this business continue to be very strong, with Chinese aluminium consumption continuing to be a strong driver of global demand. We are increasing investment in AWAC production capacity, at present through the growth projects in Brazil, to meet this growth in demand. AWAC has further options to increase capacity in Australia and elsewhere.”

AWAC operating cash flows continued to be strong at US$596 million for the half year. Together with the new funding agreement with our partner Alcoa, these strong cash flows enabled a higher fully franked dividend to be declared, as well as Alumina continuing to invest in AWAC for long term growth.

Return on Equity was 34.7% (2006: 31.6%). Return on Equity based on Underlying Earnings was 33.0% (2006: 36.7%). The excellent return on equity reflects continuing strong AWAC operating margins and management of capital employed.

Earnings per share rose to 24.6 cents per share (2006: 22.3 cents per share). Earnings per share on underlying earnings were 23.5 cents per share (2006: 25.9 cents per share).

Alumina’s debt at 30 June 2007, net of cash, was A$768 million, A$349 million higher than at the beginning of 2007. AWAC held net cash amounting to US$98 million (2006: net debt of US$172 million). Cash dividends received during the half year were A$240 million, compared to A$264 million in the corresponding 2006 period.

Prices and Exchange Rates

Global demand for aluminium and alumina continues to grow strongly and is expected to increase by 10% year on year in 2007. LME aluminium prices averaged US$1.26 per pound in the first half of 2007, a 9% increase on the corresponding period. The outlook for aluminium and alumina prices remains positive.

AWAC’s sales revenue was 5% higher than in the comparable period of 2006, due principally to higher aluminium and alumina prices.

The Australian dollar strengthened in 2007 with an average exchange rate of 81 cents for the half (2006: 74 cents). This exchange rate change resulted in a significant reduction to Alumina Limited’s profit after tax for the six months to 30 June 2007. Underlying Earnings for the first half included a charge of A$12.2 million after tax from revaluing Alcoa of Australia’s USD receivables in AUD at 30 June 2007 at 85 cents.

AWAC Operations

AWAC’s alumina production of 7.0 million tonnes in the first half of 2007 was in line with the prior corresponding half. The Pinjarra refinery upgrade contributed additional alumina production during the half. The Point Comfort refinery, having taken down one of six digesters in 2006, operated at 85% of capacity. Production was increased through capacity creep at other AWAC refineries.

AWAC refining costs in US dollars in the first half increased from 2006 due to the exchange rate impact of a lower US dollar in 2007 and:

•	higher bauxite costs due to purchases required to meet shortfalls caused by strikes at Compagnie des Bauxites de Guinée bauxite operations;

•	power outages at the Kwinana and Pinjarra alumina refineries; and

•	higher freight, maintenance and contractor costs.

These cost pressures are expected to increase AWAC’s 2007 alumina production costs by approximately US$24 per tonne over 2006 levels.

Mr Marlay noted, “higher operating and capital costs are being experienced throughout the alumina and aluminium industries, which is likely to influence long term alumina and aluminium prices”.

Aluminium production in the first half was 192 thousand tonnes (2006: 183 thousand tonnes). This increase partly reflected production levels in 2006 being constrained by a power outage at the Portland smelter in November 2005, affecting potline capacity until the third quarter of 2006.

Aluminium margins increased as higher aluminium prices exceeded higher input costs for alumina and power.

AWAC capital expenditure increased to US$476 million for the half year (2006: US$330 million), including completion of the Jamalco refinery expansion and substantial investment in construction of the Brazil growth projects.

AWAC Growth

At the Jamalco refinery, a 100% AWAC project to increase capacity by 146,000 tonnes per annum, was completed in the first quarter of 2007 and commissioned during the second quarter.

Construction is underway in Brazil on the Alumar refinery expansion (AWAC share 1.1 million tonnes per annum) and development of the new AWAC Juruti bauxite mine (initially to 2.6 million tonnes per annum). The estimated capital costs of AWAC’s investment projects in Brazil have increased, principally due to the appreciation of the Brazilian currency and, for the Juruti project, increased construction costs, expanded scope of construction and additional energy supply and community infrastructure. AWAC’s share of the Alumar refinery expansion and development of the Juruti mine, including the cost of rail, port and infrastructure investment to support future capacity expansion, is now estimated to be approximately US$2.3 billion, an increase of approximately US$600 million. The principal uncertainty on the cost of these projects continues to be the USD/Brazilian Real exchange rate.

Outlook

Global demand for aluminium and alumina is forecast to continue to grow strongly at approximately 10% year on year in 2007, with Chinese domestic demand for aluminium projected to grow by at least 30% year on year. In 2007, aluminium markets are expected to be in a modest surplus of up to approximately 300,000 tonnes by year end. Alumina market demand is also strong. The alumina market is forecast to be essentially balanced, with any surplus not expected to be greater than 1 million tonnes, dependent on the pace of construction and ramp up of new brownfield capacity expansions.

Alumina Limited expects full year 2007 Underlying Earnings to be approximately A$490 million. This estimate assumes an average 2007 LME aluminium price of US$1.24 per pound, and an average 2007 USD/AUD exchange rate of 0.83.

Alumina Limited’s 2007 underlying earnings sensitivities, based on 2006 underlying earnings and 2006 average LME aluminium price and A$/US$ exchange rates, are:

•

a US one cent per pound movement in the average 3-month LME aluminium price is expected to impact underlying earnings by approximately A$10 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•

each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact underlying earnings by approximately A$7 million. This sensitivity excludes any effect of revaluing US dollar balance sheet items at period end;

•	AWAC refining operating costs, including approximately US$8/tonne of foreign exchange impact, are expected to be approximately US$24/tonne higher in 2007 than in 2006.

	H106	H206	H107
Profit after tax (A$m)	259.9	251.2	284.3
Underlying earnings after tax (A$m) [1]	302.0	267.4	271.0
Dividends declared (cents/share)	10	12	12

[1]	See page 1 of the 2007 Half Yearly ASX Report for a reconciliation of Net Profit After Tax to Underlying Earnings After Tax

Alumina Limited is a leading Australian company listed on the ASX and the NYSE. Our strategy is to profitably grow, solely through investing world-wide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40% ownership of AWAC, the world’s largest alumina business. Our partner, Alcoa, owns 60% of AWAC, and is the manager.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2006.

Further information:

Media, Analyst and Shareholder Contact:
Ken Dean, Chief Financial Officer
Phone:	(03) 8699 2603
Mobile:	0400 131 937

ALUMINA

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

PAGE - 1

Diagram of AWAC Operations

PAGE - 2

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2006	1st Half 2006	2nd Half 2006	1st Half 2007
Sales and Operating Revenue	3,604.0	1,745.7	1,858.3	1,727.1
Revenue from Related Parties	2,079.1	1,028.3	1,050.8	1,175.6
Total Revenue	5,683.1	2,774.0	2,909.1	2,902.7
Cost of Goods Sold and Operating Expenses	(3,698.9)	(1,804.4)	(1,894.5)	(1,891.3)
Selling, Administration and Other Expenses	(99.4)	(47.5)	(51.9)	(50.9)
Provision for Depreciation, Depletion and Amortisation	(216.3)	(101.1)	(115.2)	(128.1)
Other	(8.5)	22.3	(30.8)	14.3
Total Expenses	(4,023.1)	(1,930.7)	(2,092.4)	(2,056.0)
Profit before Taxes on Income	1,660.0	843.3	816.7	846.7
Provision for Taxes on Income	(537.9)	(263.7)	(274.2)	(271.1)
Profit from Operations	1,122.1	579.6	542.5	575.6
Cumulative effect of accounting change	—	—	—	—
Net Income	1,122.1	579.6	542.5	575.6
Members’ Equity
Opening Balance at Start of Period	3,254.0	3,254.0	3,297.9	4,027.7
Net Income	1,122.1	579.6	542.5	575.6
Capital Contribution	500.5	—	500.5	431.7
Dividends Paid and Return of Capital to Partners	(989.9)	(498.6)	(491.3)	(507.5)
Common Stock Issued for Compensation Plans	—	2.2	(2.2)	—
Other Comprehensive Income/(Loss)	141.4	(39.3)	180.7	228.3
Other	(0.4)	—	(0.4)	—
Closing Balance at End of Period	4,027.7	3,297.9	4,027.7	4,755.8

PAGE - 3

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2006	31 December 2006		30 June 2007
Cash and Cash Equivalents	90.4	195.1		279.2
Receivables	930.4	667.1	[1]	635.2
Inventories	428.1	477.8		505.5
Prepaid Expenses and Other Current Assets	151.5	231.3		109.7
Total Current Assets	1,600.4	1,571.3		1,529.6

Property Plant & Equipment	3,073.6	3,663.8		4,215.1
Investments	199.1	208.9		238.6
Other Assets and Deferred Charges	633.5	638.4		703.7
Total Non-Current Assets	3,906.2	4,511.1		5,157.4

Total Assets	5,506.6	6,082.4		6,687.0

Short Term Borrowings	262.5	132.1		181.2
Payables	835.3	624.5		578.6
Taxes Payable	341.4	434.7		331.8
Accrued Compensation and Retirement Costs	107.3	112.1		118.5
Other Current Liabilities	58.7	132.7		90.1
Total Current Liabilities	1,605.2	1,436.1		1,300.2

Long Term Debt	0.3	—		0.3
Deferred Taxes	202.6	227.9		231.1
Other Long Term Liabilities	400.6	390.7		399.6
Total Non-Current Liabilities	603.5	618.6		631.0

Total Liabilities	2,208.7	2,054.7		1,931.2

Minority Interest	—	—		—
Equity	3,297.9	4,027.7		4,755.8
Total Liabilities & Equity	5,506.6	6,082.4		6,687.0

[1]

Receivables at 31 December 2006 includes an amount of US$100 million advanced by Alcoa of Australia to a non-AWAC Alcoa Company, which is at call. This amount has been treated as a cash equivalent in calculating AWAC’s net debt.

PAGE - 4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2006	1st Half 2006	2nd Half 2006	1st Half 2007
Operating Activities
Net Income	1,122.1	579.6	542.5	575.6
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	216.3	101.1	115.2	128.1
Other Items*	(57.5)	(130.9)	73.4	(107.6)
Cash from Operating Activities	1,280.9	549.8	731.1	596.1

Financing Activities
Dividends Paid & Return of Capital to Partners	(989.9)	(498.6)	(491.3)	(507.5)
Change in Debt	18.2	148.9	(130.7)	48.9
Common Stock Issued for Compensation Plans	—	2.2	(2.2)	1.9
Capital Contribution	500.5	—	500.5	431.7
Other	0.8	—	0.8	—
Cash Used for Financing Activities	(470.4)	(347.5)	(122.9)	(25.0)

Investing Activities
Capital Expenditure	(836.2)	(330.4)	(505.8)	(476.4)
Other	(26.8)	(17.8)	(9.0)	(22.2)
Cash Used for Investing Activities	(863.0)	(348.2)	(514.8)	(498.6)

Effect of Exchange Rate Changes on Cash	18.3	7.0	11.3	11.6
Cash Generated / (Used)	(34.2)	(138.9)	104.7	84.1
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	229.3	229.3	90.4	195.1
Cash and Cash Equivalents at End of Period	195.1	90.4	195.1	279.2
Net Change in Cash and Cash Equivalents	(34.2)	(138.9)	104.7	84.1

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

PAGE - 5

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2005	1st Half 2006	2nd Half 2006	1st Half 2007
USD Profit Before Taxes on Income (US GAAP)	1,659.9	843.3	816.6	846.2
Adjust for USD AIFRS Adjustments	(132.0)	(102.5)	(29.5)	50.4

Total USD Profit Before Taxes (AIFRS)	1,527.9	740.8	787.1	896.6

Total AUD Profit Before Taxes (AIFRS)	2,033.5	1,001.0	1,032.5	1,107.9

Alumina Limited Share of Equity Profit Before Tax	813.4	400.4	413.0	443.2

Less: Share of Equity Income Tax Expense	(266.8)	(125.1)	(141.7)	(136.2)

Alumina Limited Share of Equity Profit After Tax	546.6	275.3	271.3	307.0

PAGE - 6

Alumina Limited—ABN 85 004 820 419

Six Months ended 30 June 2007 (“Current Period”)

Results for Announcement to the Market

		% change	$A million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	9.4%	284.3

Dividends

	Current Period Six months ended 30 June 2007		Previous Corresponding Period Six months ended 30 June 2006
Interim dividend per share	12	¢	10	¢
Franked amount per share	12	¢	10	¢
Record date for determining entitlements to the dividend is 14 August 2007.

Note on Net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

For sound economic hedging purposes, some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. In accordance with accounting standards the financial impact of the application of these pricing formulae has been estimated for the remainder of the contract life based on the aluminium price as quoted on the London Metal Exchange at period end. The resulting entries are included in AWAC’s result for the period and, as a consequence, in the Company’s net profit for the period although they do not relate to operations during the current reporting period.

A similar calculation, based on future costs of retirement benefit obligations, net of investment returns, is also reflected in the Company’s equity share of AWAC’s result.

The impact of these items in the Company’s result for the six months to 30 June 2007 has been to increase net profit after tax by net $13.3 million (2006 $42.1 million decrease) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Six months ended 30 June 2007	Six months ended 30 June 2006
Net profit for the period, after tax	284.3	259.9
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	(12.0)	(3.0)
Equity share of AWAC embedded derivatives	(1.3)	45.1

Underlying earnings for the period, after tax	271.0	302.0

This half yearly report is to be read in conjunction with the most recent annual financial report.

PAGE - 1

Condensed consolidated income statement

	Total $A million
	Six months to 30 June 2007	Six months to 30 June 2006
Revenue from continuing operations	1.9	0.3
Other income	—	—
General and administrative expenses	(7.4)	(4.7)
Finance costs	(17.2)	(11.0)
Share of net profit of associates accounted for using the equity method	307.0	275.3

Profit from continuing operations before income tax	284.3	259.9
Income tax expense from continuing operations	—	—

Profit attributable to members of Alumina Limited	284.3	259.9

Earnings per share (EPS)

	Six months ended 30 June 2007		Six months ended 30 June 2006
Basic EPS	24.6	¢	22.3	¢
Diluted EPS	24.6	¢	22.3	¢

PAGE - 2

Condensed consolidated balance sheet

	30June 2007 $A million	31 December 2006 $A million	30 June 2006 $A million
Current Assets
Cash and cash equivalents	11.8	169.0	20.6
Receivables – other	16.2	0.1	0.3
Deferred tax assets	2.1	2.1	2.1
Other assets	—	—	—

Total current assets	30.1	171.2	23.0

Non-current Assets
Investments accounted for using the equity method	2,402.1	2,186.2	1,972.8
Property, plant and equipment (net)	0.3	0.2	0.3

Total non-current assets	2,402.4	2,186.4	1,973.1

Total assets	2,432.5	2,357.6	1,996.1

Current Liabilities
Payables	9.6	12.7	1.8
Interest bearing liabilities	353.5	380.2	347.6
Current tax liabilities	1.1	1.1	—
Provisions	0.2	0.1	0.1
Other	0.5	0.7	0.5

Total current liabilities	364.9	394.8	350.0

Non-current Liabilities
Interest bearing liabilities	426.6	207.9	—
Provisions	0.3	0.3	0.2

Total non-current liabilities	426.9	208.2	0.2

Total liabilities	791.8	603.0	350.2

Net assets	1,640.7	1,754.6	1,645.9

Equity
Contributed equity	411.9	425.8	418.1
Treasury shares	(0.7)	(0.6)	(0.6)
Reserves:
- Group	10.7	30.6	39.5
- Associates	(3.3)	(15.3)	9.4
Retained profits:
- Group	718.8	861.1	740.7
- Associates	503.3	453.0	438.8

Total equity	1,640.7	1,754.6	1,645.9

PAGE - 3

Condensed consolidated statement of changes in equity

	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Total equity at the beginning of the half-year	1,754.6	1,530.2

Changes in the fair value of cash flow hedges, net of tax [1]	12.0	(28.0)
Exchange differences on translation of foreign operations	(20.4)	(2.0)

Net income recognised directly in equity	(8.4)	(30.0)
Profit for the half-year	284.3	259.9

Total income and expense recognised in equity and profit during the half-year	275.9	229.9

Transactions with equity holders in their capacity as equity holders:
Share buy back	(250.1)	—
Movement in share based payments reserve	0.4	—
Contributions of equity, net of transaction costs	—	2.4
Dividends provided for or paid	(140.1)	(116.6)

	(389.8)	(114.2)

Total equity at the end of the half-year	1,640.7	1,645.9

[1]	Short term AWAC energy price hedging, principally natural gas and fuel oil.

PAGE - 4

Condensed consolidated statement of cash flows

	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(7.9)	(4.9)
GST refund received	0.3	0.4
Dividends received from associates	240.0	264.0
Interest received	1.8	0.3
Interest paid	(20.2)	(12.7)
Income taxes refunded/(paid)	0.1	(0.1)
Other	0.1	(0.2)

Net cash inflow from operating activities	214.2	246.8

Cash Flows Related to Investing Activities
Payments for investment in associates	(215.9)	—

Net cash outflow from investing activities	(215.9)	—

Cash Flows Related to Financing Activities
Proceeds from issues of shares	—	2.5
Proceeds from borrowings	310.0	124.2
Repayment of borrowings	(74.9)	(252.4)
Payments for purchases of buy-back shares	(250.1)	—
Dividends paid	(140.1)	(116.6)

Net cash outflow from financing activities	(155.1)	(242.3)

Net (Decrease)/Increase in Cash and cash equivalents	(156.8)	4.5
Cash at beginning of period	169.0	15.2
Exchange rate adjustments	(0.4)	0.9

Cash and cash equivalents at end of period	11.8	20.6

Reconciliation of Cash

	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	11.8	20.6
Money market deposits (with maturity on investment three months or less)	—	—

Cash assets	11.8	20.6

Total cash and cash equivalents at end of period	11.8	20.6

PAGE - 5

1. Basis of preparation of half-year report

This general purpose financial report for the interim half year reporting period ended 30 June 2007 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year and corresponding interim reporting period.

2. Consolidated retained profits

	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Retained profits at the beginning of the financial period	1,314.1	1,036.2
Net profit attributable to members of Alumina Limited	284.3	259.9
Dividends and other equity distributions paid	(140.1)	(116.6)
Share buy back	(236.2)	—

Retained profits at the end of financial period	1,222.1	1,179.5

3. Income Tax

	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Profit from ordinary activities before tax	284.3	259.9
(Shortfall)/surplus of dividends received/receivable over equity share of profits	(50.3)	(11.3)

	234.0	248.6

Prima facie tax expense for the period at the rate of 30%	(70.2)	(74.6)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends	256.7	264.0
Non-deductible expenses	(2.6)	(8.2)
Expenses against which no income was earned to claim a deduction	(20.1)	(7.2)

Net movement	234.0	248.6

Tax effect of the above adjustments at 30%	70.2	74.6

Income tax expense for the period	—	—

PAGE - 6

4. Earnings per share (EPS)

	Six months to 30 June 2007		Six months to 30 June 2006
Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
Earnings in cents per ordinary share
Basic EPS	24.6	¢	22.3	¢
Diluted EPS	24.6	¢	22.3	¢
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	1,155,464,100		1,165,983,636
Effect of options	—		387,853

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in the calculation of diluted earnings per share	1,155,464,100		1,166,371,489

5. Net tangible asset backing per security

Net tangible asset backing per ordinary security	$1.19	$1.16

6. Details of entities over which control has been lost or gained

There was no loss or increased control of entities for the six months ended 30 June 2007.

7. Dividends

Since the half-year end directors have declared an interim dividend, payable on 5 September 2007, amounting to $135.5 million. This amount has not been recognised as a liability at half-year end.

Record date to determine entitlements to the dividend is 14 August 2007

Franking account balance as at 30 June 2007 was $135.8 million.

8. Amount per share

	Six months to 30 June 2007		Six months to 30 June 2006
Interim dividend per share (cents)
Amount per share	12	¢	10	¢
Franked amount per share at 30% tax rate	12	¢	10	¢

9. Interim dividend on all shares

	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Interim dividend payable/paid on ordinary shares [1]	135.5	116.6

Total	135.5	116.6

[1]	Relates to dividends declared and payable on 5 September 2007 (2006: 4 September 2006)

PAGE - 7

10. Details of aggregate share of results of associates

	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Alumina’s share of associates:
Profit from ordinary activities before income tax	443.2	400.4
Income tax on ordinary activities	(136.2)	(125.1)

Net profit attributable to members of Alumina Limited	307.0	275.3
Dividends received/receivable by Alumina Limited	(256.7)	(264.0)

Shortfall of equity share of profits over dividends received	50.3	11.3

11. Material interests in entities which are not controlled entities

The economic entity has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
	Six months to 30 June 2007	Six months to 30 June 2006	Six months to 30 June 2007 $A million	Six months to 30 June 2006 $A million
Equity accounted associates and joint venture entities
AWAC	40%	40%	307.0	275.3

12. Ratios

	Six months to 30 June 2007%	Six months to 30 June 2006%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the period	34.7	31.6

PAGE - 8

13. Issued and quoted securities at end of current period

Category of Securities	Number issued	Number quoted	Issue price per share
Ordinary shares
Fully paid	1,129,026,761	1,129,026,761
Partly paid	Nil	Nil

	Number

Ordinary Shares—
Changes during current period:
Decrease in fully paid shares following:
(i) Share buyback	38,589,987

In May 2007, Alumina Limited bought back 38,589,987 of its own shares from public shareholders at a buy back price of $6.48 per share.

14. Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company operates in the alumina/aluminium business through its equity interests in AWAC. Refer to Directors’ Report for further explanation.

15. Events occurring after the balance sheet date

There have been no significant transactions or events since 30 June 2007.

PAGE - 9

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 9 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and of its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

John Marlay
Director

Melbourne

1 August 2007

PAGE - 10

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled at the end of, or during, the half year to 30 June 2007.

Directors

The following persons were Directors of Alumina Limited during the year and up to the date of this report.

D M Morley

J Marlay

P A F Hay

R J McNeilly

M R Rayner (Alternate K A Dean)

J Pizzey (Appointed 8 June 2007)

Basis of Financial Report Preparation

This half-yearly general purpose financial report is for the interim half year reporting period ended 30 June 2007 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2006 and any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Comments are for the six months ended 30 June 2007, with comparatives for the six months ended 30 June 2006 shown in parentheses.

REVIEW OF ALUMINA LIMITED 2007 HALF YEAR RESULTS

•	Net Profit and Underlying Earnings

The financial results for Alumina Limited include the Company’s 40% equity share of the six months’ results of Alcoa World Alumina and Chemicals (AWAC) and associated corporate activities.

The Group’s net profit attributable to Alumina Limited increased 9.4% to $284.3 million ($259.9 million).

We report the Company’s underlying earnings, in addition to net profit under AIFRS, as Directors believe this provides a better understanding of the Company’s performance.

Underlying earnings for the first half of 2007 decreased by 10.3% to $271.0 million from $302.0 million in the first half of 2006. Compared with first half of 2006, higher alumina and aluminium prices were more than offset by higher alumina costs. Underlying earnings has been calculated by deducting from reported net profit for the period an amount of $13.3 million relating to the net value of non-cash entries which do not reflect the half year’s operations. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect lower future aluminium prices based on the forward market at the end of the period, and adjustments resulting from actuarial assessment of future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

Some AWAC energy purchase contracts contain, in the energy price, an aluminium price component so that costs are partially linked to the price of aluminium. This provides a sound economic hedge. Under AIFRS this is accounted for as an embedded derivative and so re-valued, under period-end market conditions, for the entire remaining life of the contract. The result is booked to profit & loss at the end of each financial period. During the period this resulted in a credit to earnings which, although a small amount in this period, introduces unpredictable volatility and does not relate to the period’s operating activities and has been removed in calculating underlying earnings.

•	Returns and Dividend

Alumina Limited Return on Equity was 34.7% (31.6%). Return on equity based on underlying earnings was 33.0% (36.7%).

Earnings were 24.6 cents per share (22.3 cents per share). Earnings on underlying earnings were 23.5 cents per share (25.9 cents per share).

Directors have declared an interim dividend of 12 cents per share fully franked, payable 5 September 2007 (10 cents).

•	Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 81 cents (74 cents). This exchange rate change resulted in a significant reduction to Alumina Limited’s profit after tax for the six months to 30 June 2007. The half year end rate of 85 cents also resulted in Alcoa of Australia balance sheet revaluations which further decreased Alumina Limited profit after tax by $12.2 million.

AWAC 2007 PERFORMANCE

AWAC’s Return on Capital during the first half of 2007 was 24% (32.6%). Return on Capital excluding investments in current growth projects which are not yet contributing to earnings was 31.8% (35.9%)

•	AWAC Revenue

AWAC’s sales revenue increased by 5% compared with the first half of 2006, driven by higher realised prices on alumina sales which were 3% lower. Strong global demand for alumina and aluminium was largely attributable to growth in consumption in China, which rose more than 30% year-on-year. The average London Metal Exchange (LME) 3-month aluminium price of 126¢/lb was an increase of 9% compared to the first half of 2006 (116¢/lb).

•	AWAC Production

AWAC’s alumina production was 7.0 million tonnes (7.0 million tonnes). Increased production from Pinjarra, following the commissioning of the refinery upgrade during the first half of 2006 was offset by lower production at Kwinana, due to the power outage in Q1, and at Pt Comfort, due to taking down one of six digesters as part of the optimisation of AWAC refinery production.

Aluminium production was 191,623 tonnes (183,344 tonnes). The prior year included the impact of the Portland smelter power outage, which resulted in the temporary loss of potline capacity.

A power outage at Pinjarra refinery in Q4/06 resulted in some loss of production during first quarter 2007. Full year production at Pinjarra refinery is expected to be approximately 4 million tonnes.

•	AWAC Costs

AWAC’s average USD cost of alumina production increased substantially compared with the first half of 2006, due to the lower US dollar, impact in the first half of strikes at Compagnie des Bauxites de Guinée (CBG) bauxite operations and power outages at the Kwinana and Pinjarra alumina refineries in January and February and higher freight, maintenance and contractor costs. These cost pressures are expected to increase AWAC alumina production costs by approximately US$24 per tonne over the full year compared to 2006.

Production at CBG and the Western Australia refineries has recovered from those interruptions, and they are not expected to influence costs in the second half of the year.

AWAC partially hedges energy prices to reduce volatility in natural gas and fuel oil prices. It is AWAC’s, and Alumina Limited’s, current practice not to hedge its exposure to aluminium price risk or the currency exposures arising from operating activities.

•	AWAC Cashflow

AWAC continued to generate strong operating cashflow of US$596 million for the half year. AWAC held net cash amounting to US$98 million at half year end (net debt of US$172 million).

•	AWAC Capital Projects

Our investment in AWAC growth projects is generating long term value by adding new alumina capacity with low cash operating costs.

AWAC’s capital expenditure increased to US$476.4 million (US$330.4 million), driven largely by major expenditure on growth projects in Brazil and completion of the Jamalco expansion in Jamaica.

At the Jamalco refinery, a 146,000 tonnes per annum production capacity increase (100% AWAC) was completed in early 2007, with full commissioning during the second quarter.

Construction continued on the Alumar refinery expansion (AWAC share 1.1 million tonnes per annum) in Brazil and the development of the new Juruti bauxite mine to initially supply 2.6 million tonnes per annum of bauxite for AWAC’s share of the refinery expansion. Both projects are scheduled to commence commissioning during second half 2008.

The estimated capital costs of AWAC’s current investment projects in Brazil have increased, principally due to the appreciation of the Brazilian currency and, for Juruti, increased construction costs, expanded scope of construction and additional energy supply and community infrastructure. AWAC’s share of the Alumar refinery expansion and the Juruti mine, including the cost of infrastructure to support future capacity expansion, is now estimated to be approximately US$2.3 billion, an increase of US$600 million. The principal uncertainty on the cost of these projects continues to be the USD/Brazilian Real exchange rate.

ALUMINA LIMITED – CAPITAL MANAGEMENT

•	Funds from AWAC

Cash dividends received by Alumina Limited during H1/2007 from AWAC totalled A$240.0 million (A$264.0 million), all of which were fully franked dividends from Alcoa of Australia. In 2006 A$253.6 million were fully franked.

•	Dividend Policy and Capital Management

It is the Directors’ intention, subject to business conditions, to maintain the semi-annual dividend at least at 12 cents per share (24 cents per share per annum), fully franked.

During the period Alumina Limited conducted an off-market share buy-back of A$250 million. The buy-back was well supported by shareholders, resulting in the repurchase and retirement of 3.3% of the Company’s share capital at the maximum permitted 14% discount to the relevant volume weighted average price.

•	Debt

Alumina Limited’s debt net of cash at 30 June 2007, of A$768.3 million, was A$349.2 million higher than at the beginning of 2007.

At half year end, Alumina Limited’s borrowings were A$780.1 million, A$192 million higher than at the beginning of 2007. Drawdowns of US$257 million during the half year were partly offset by debt repayments of US$59 million. The increase in debt at half year end reflects our equity contributions to fund AWAC expansion projects in Brazil and Jamaica and to fund the share buy back. Cash at half year end was A$11.8 million (A$20.6 million).

Dividends from Alcoa of Australia are expected to substantially fund our investment in AWAC’s growth projects and sustaining capital projects during the second half of 2007. Alumina Limited’s share of any remaining funding requirements will be met by Company borrowings. As a result, interest costs are forecast to rise in 2007 from the corresponding period last year.

•	Costs

Alumina Limited’s corporate costs totalled $7.4 million ($4.7 million). Additional costs were incurred relating to the share buy-back, US Sarbanes Oxley compliance and audit costs. Alumina’s borrowing costs totalled $17.2 million ($11.0 million), due to higher average debt levels and higher average interest rates in 2007. Alumina Limited has no currency hedging or commodity derivatives in place.

•	Contingent Liabilities

There were no contingent liabilities as at 30 June 2007.

OUTLOOK

Global demand for aluminium and alumina is forecast to continue to grow strongly at approximately 10% year on year in 2007, with Chinese domestic demand for aluminium projected to grow by at least 30% year on year. In 2007, aluminium markets are expected to be in a modest surplus of up to approximately 300,000 tonnes by year end. Alumina market demand is also strong. The alumina market is forecast to be essentially balanced, with any surplus not expected to be greater than 1 million tonnes, dependent on the pace of construction and ramp up of new brownfield capacity expansions.

AWAC alumina sales in 2007 are forecast at similar levels to 2006. AWAC’s 2007 production will increase at Pinjarra and Jamalco refineries and due to capacity creep at other refineries. Point Comfort refinery is expected to operate at approximately 85% of capacity through 2007. AWAC’s operating costs in 2007 are forecast to be approximately US$24/tonne higher than the previous year, as a result of a lower US dollar, the impact of the CBG strike on bauxite supply, power outages at Pinjarra and Kwinana, and higher freight, maintenance and contractor costs.

Aluminium sales and production at Point Henry and Portland smelters are forecast to marginally increase in 2007, compared with 2006.

AWAC 2007 capital expenditure is forecast to be approximately US$1.5 billion. Alumina’s share of 2007 capex is US$600 million. Capital expenditure on bauxite and alumina refining growth projects is forecast to be approximately US$1.2 billion in 2007, with the majority of the expenditure in Brazil at the Juruti bauxite mine development and for the Alumar refinery capacity expansion.

Alumina Limited expects full year 2007 Underlying Earnings to be approximately A$490 million. This estimate assumes an average LME aluminium price of US$1.24 per pound, an average USD/AUD exchange rate of 0.83.

Alumina Limited’s 2007 underlying earnings sensitivities, based on 2006 underlying earnings and 2006 average LME and A$/US$ exchange rates, are:

•    a US one cent movement in the average 3-month LME aluminium price is expected to impact underlying earnings by approximately A$10 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•    each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact underlying earnings by approximately A$7 million. This sensitivity excludes any effect of revaluing US dollar balance sheet items at period end;

•    AWAC refining operating costs, including approximately US$8/tonne of foreign exchange impact, are expected to be approximately US$24/tonne higher in 2007 than in 2006.

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2006.

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
Auditor’s Independence Declaration	SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone +61 3 8603 1000
As lead auditor for the review of Alumina Limited for the half year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:	Facsimile +61 3 8603 1999

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

Chris Dodd	Melbourne
Partner	1 August 2007
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
INDEPENDENT AUDITOR’S REVIEW REPORT	SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
to the members of Alumina Limited	DX 77
Website:www.pwc.com/au
Telephone +61 3 8603 1000
Report on the Half-Year Financial Report	Facsimile +61 3 8603 1999

We have reviewed the accompanying half-year financial report of Alumina Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Alumina Limited Group (the consolidated entity). The consolidated entity comprises both Alumina Limited the company and the entities it controlled during that half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Liability limited by a scheme approved under Professional Standards Legislation

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

PricewaterhouseCoopers

Chris Dodd	Melbourne
Partner	1 August 2007

Liability limited by a scheme approved under Professional Standards Legislation